                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                          En Pointe Technologies, Inc.
                           --------------------------
                                (Name of issuer)

                                  Common Stock
                                  ------------
                         (Title of class of securities)

                                   29247F-10-8
                                    ---------
                                 (CUSIP Number)

                               Time Holdings, LLC
                          600 West Broadway, 14th Floor
                           San Diego, California 92101
                                  800 545-3345
                  ---------------------------------------------
                (Name, address and telephone number of person authorized to receive notices and communications)

                               September 22, 1999
                  ---------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|.

1 NAME OF REPORTING PERSON

Time Holdings, LLC.

S.S. OR  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|
                                                   (b) |_|
--------------------------------------------------------------------------------
3 SEC USE ONLY
--------------------------------------------------------------------------------
4 SOURCE OF FUNDS

PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                       |_|
--------------------------------------------------------------------------------
6 CITIZENSHIP OR PLACE OF ORGANIZATION      State of California
--------------------------------------------------------------------------------
NUMBER OF         7 SOLE VOTING POWER  - 0
SHARES            --------------------------------------------------------------
BENEFICIALLY      8 SHARED VOTING POWER - 522,700
OWNED BY          --------------------------------------------------------------
EACH              9 SOLE DISPOSITIVE POWER - 0
REPORTING         --------------------------------------------------------------
PERSON            10 SHARED DISPOSITIVE POWER WITH - 522,700
WITH              --------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

522,700
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                       |_|
--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON

00
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

     This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on October 7, 1999, by Time Holdings, LLC., a limited liability company with respect to the common stock, par value $.01per share (the "Common Stock"), of En Pointe Technologies, Inc. (the "Issuer"). The Issuer is a Delaware corporation with its principal executive offices located at 100 North Sepulveda Boulevard, 19th Floor, El Segundo, California 90245. Other than set forth herein, there have been no material changes in the information set forth in Items 1 through 7 of this Schedule as amended.

Item 2. Identity and Background.

     This Amendment is being filed on behalf of Time Holdings, LLC., a limited liability company ("Time Holdings"). The address of the principal business and principal office of Time Holdings is 600 West Broadway, 14th Floor, San Diego, California. The managing members of Time Holdings are Gregg Walker and John Laurienti. The principal business of Time Holdings is making investments and managing assets.

(d) During the past five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person who is a member of the limited liability company, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) On October 5, 1995, the Securities and Exchange Commission found that John Laurienti failed to properly discharge his supervisory responsibilities while acting as a branch manager for Dickenson & Co. As a result of that finding, John Laurienti was barred from acting in a proprietary or supervisory capacity with any broker dealer, municipal securities dealer, investment advisor or investment company. In addition, the Securities and Exchange Commission imposed a civil penalty on Mr. Laurienti of $10,000.

     On October 24, 1994, the Massachusetts Division of Securities found that John Laurienti failed to properly discharge his supervisory responsibilities. As a result, John Laurienti was barred from acting in a supervisory capacity in the securities industry for 18 months and was instructed to pay a fine of $20,000. The acts of John Laurienti that led to this finding by the Massachusetts Securities Division are directly related to the acts that led to the above-mentioned finding by the Securities and Exchange Commission.

     Other than the disclosures made about John Laurienti, during the last five years, neither the Filing Persons, nor, to the knowledge of the Filing Persons, any person, excluding John Laurienti, who is a member of the limited liability company, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Time Holdings used the personal funds and working capital of its members and margin loans from J.B. Oxford, E Trade, Jack White, Spear Leeds and Kellogg, Charles Schwab, and TD Waterhouse to acquire the shares reported herein.

Item 4. Purpose of Transaction.

         The purpose of the acquisition of En Pointe Technologies Common Stock is solely for investment purposes. Time holdings has no plans or proposals that relate or would result in any of the matters referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D. However, the reporting persons may from time to time review and reconsider their positions with respect to any such matter.

 Item 5. Interest in Securities of the Issuer.

(a) Time Holdings maybe deemed to each be the beneficial owner of 522,700 shares of Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 8.8% of the shares of Common Stock outstanding (based on the number of shares of Common Stock issued outstanding on August 14, 1999).

(b) The number of shares as to which Time Holdings has:

    (i)   sole power to vote or direct the vote is 0.

    (ii)  shared power to vote or to direct the vote is 522,700.

    (iii) sole power to dispose or to direct the disposition of 0.

    (iv)  shared power to dispose of or direct the disposition of 522,700.

(c) To the knowledge of the Filing Persons, during the past dates since most recent filing of a 13D the Filing Persons have acquired or disposed of the shares annexed hereto in Exhibit A.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contract, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such person and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees profits, division of profits or loss, or giving or withholding proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. There are no securities that are pledged or otherwise subject to a contingency which would give another person voting power or investment power over such securities.

Item 7.  Material to Be Filed as Exhibits

     N/A. The only Exhibit is the information requested in Item 5(c).

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 1999

Time Holdings, LLC

/s/  Greg Walker
---------------------------------
Name and Title

EXHIBIT A

----------------------------------------------------------------------------------------------------------------------
                                              # of Shares       # of Shares      Price Paid          Where & How
      Security               Date               Bought             Sold          or Received       Trade Effected
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    2,500                             $10.69        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    1,000                             $10.63        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    1,000                             $10.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    1,000                             $10.38        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    2,000                             $10.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                    2,000                             $10.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                                     1,000            $10.38     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                                     2,000            $10.44     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                       --                             $10.63     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                                    10,000            $10.69     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                                    10,000            $10.75     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              16-Sep-99                                     5,900            $10.69        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                      200                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                      500                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.13        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.13        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.13        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,500                             $11.31        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,800                             $11.31        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,000                             $11.38        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                      800                             $11.00        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.50        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.50        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,200                             $10.94        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,000                             $11.56        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,000                             $11.50        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,000                             $11.00        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,500                             $11.38        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,500                             $11.25        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    2,500                             $11.13        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.09     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                                       500            $11.13     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                                       100            $11.13     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                                     1,900            $11.19     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                                       100            $11.19     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                      500                             $11.25     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              17-Sep-99                    1,000                             $11.25     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                      400                             $11.13        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                      100                             $11.38     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                                    10,000            $11.38     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                                    10,000            $11.50     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              # of Shares       # of Shares      Price Paid          Where & How
      Security               Date               Bought             Sold          or Received       Trade Effected
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                      100                             $13.75     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Sep-99                    1,250                             $10.13        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                       300            $10.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                     1,000            $10.44        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                     1,200            $10.38        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                   31,250                        DTC in JBOX        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                       100            $10.38     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                    10,000            $10.50     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                    10,000            $10.50     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                    10,000            $10.50     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                                    31,250     DTC to Etrade        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                   10,000                             $10.69        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                   10,000                             $10.75        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              21-Sep-99                   10,000                             $10.50        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.69        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.88        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.88        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $11.13        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.50        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $11.19        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.88        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $11.00        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.94        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.88        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $10.63        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    1,000                             $11.00        OTC JW
----------------------------------------------------------------------------------------------------------------------
           27k cxl        22-Sep-99                                    10,000            $10.50     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                   10,000                             $11.00        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                   20,000                             $11.19        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              22-Sep-99                    8,750                             $11.13        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                      500                             $11.31        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                      500                             $11.31        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                    1,500                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                      550                             $10.88        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                    1,000                             $11.13        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                   10,500                             $11.50        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                    9,900                             $11.38        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              23-Sep-99                                       400            $11.38        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              24-Sep-99                       50                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              24-Sep-99                   10,000                             $10.50        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              24-Sep-99                   30,000                             $10.50        OTC JB
----------------------------------------------------------------------------------------------------------------------
        ENPT              28-Sep-99                                       700             $9.94        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              30-Sep-99                      950                             $10.63        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              30-Sep-99                                     1,500            $10.63        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              30-Sep-99                                   160,000       DTC out MDB     OTC Hamilton
----------------------------------------------------------------------------------------------------------------------
        ENPT              30-Sep-99                  160,000                       DTC fm Hmltn          MDB
----------------------------------------------------------------------------------------------------------------------
        ENPT              01-Oct-99                      500                             $11.19        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              01-Oct-99                      500                             $11.13        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              01-Oct-99                      500                             $10.94        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              01-Oct-99                    3,500                             $11.25        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              01-Oct-99                                    98,750          DTC to C        OTC JB
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                              # of Shares       # of Shares      Price Paid          Where & How
      Security               Date               Bought             Sold          or Received       Trade Effected
----------------------------------------------------------------------------------------------------------------------
        ENPT              04-Oct-99                                    30,000    DTC out Olde          eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              04-Oct-99                   30,000                     DTC fm Etrade          Olde
----------------------------------------------------------------------------------------------------------------------
        ENPT              06-Oct-99                   98,750                     DTC fm JBOX             CS
----------------------------------------------------------------------------------------------------------------------
        ENPT              06-Oct-99                    2,000                             $10.38        OTC JW
----------------------------------------------------------------------------------------------------------------------
        ENPT              13-Oct-99                      500                             $11.13          CS
----------------------------------------------------------------------------------------------------------------------
        ENPT              13-Oct-99                      250                             $11.13          CS
----------------------------------------------------------------------------------------------------------------------
        ENPT              13-Oct-99                      500                             $11.13          CS
----------------------------------------------------------------------------------------------------------------------
        ENPT              14-Oct-99                                       300            $10.38        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              14-Oct-99                                     1,500            $10.25        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              14-Oct-99                                     1,100            $10.50        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              14-Oct-99                                     2,000            $10.31        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              14-Oct-99                                     2,600            $10.13        eTrade
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Oct-99                                       600             $9.88         Olde
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Oct-99                                       600             $9.88         Olde
----------------------------------------------------------------------------------------------------------------------
        ENPT              20-Oct-99                                       600             $9.88         Olde
----------------------------------------------------------------------------------------------------------------------
        ENPT              28-Oct-99                                    50,000             $8.97          MDB
----------------------------------------------------------------------------------------------------------------------
                                                     518,800          476,000

----------------------------------------------------------------------------------------------------------------------
                                                   Total for           42,800
                                                   9/16/99 -
                                                    10/28/99
----------------------------------------------------------------------------------------------------------------------

                                                ------------------------------
    Commissions                                      Trades
-----------------------------------             ------------------------------
   Charles Schwab            $89.85                   Buys            622,700
-----------------------------------             ------------------------------
       Etrade               $354.05                  Sells            476,000
-----------------------------------             ------------------------------
      Hamilton           $10,741.66                  Total          1,098,700
-----------------------------------             ------------------------------
     JB Oxford                 $--
-----------------------------------
    My Discount                $--
-----------------------------------
        Olde                $120.00
-----------------------------------
    TD Wtrhouse             $528.00
                                                                  -----------
                                                  Total Position      522,700
                                                                  -----------
   Comm. Total           $11,833.56

                                  Average Cost       $10.92